UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ALR Technologies SG Ltd.

(Name of Issuer)

Ordinary

(Title of Class of Securities)

Y1001J108

(CUSIP Number)

Sidney Chan

53 Cairnhill Road #33-01

Cairnhill Plaza,

Singapore, 229664

804.554.3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1001J108	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sidney Chan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 189,845,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 189,845,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,845,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) In
(1) Based on 551,966,844 shares of Common Stock outstanding

CUSIP No. Y1001J108	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

 Ordinary Shares

ALR Technologies SG Ltd.

146 Emerald Hill Road, 03-13
Singapore 229430

Item 2.  Identity and Background.

a) Sidney Chan

b)        Personal Residence

53 Cairnhill Road #33-01

Cairnhill Plaza,

Singapore, 229664

c) Chief Executive Officer

ALR Technologies Inc.

7400 Beaufont Springs

Richmond, VA 23225

Chief Executive Officer

ALR Technologies SG Ltd.

146 Emerald Hill Road, 03-13
Singapore 229430

d)        During the past five years, I have not been convicted in a criminal proceeding

e)	During the past five years, I have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

f)        Citizenship

Dual Citizen

Hong Kong & Canada

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 below.

CUSIP No. Y1001J108	13D	Page 4 of 5 Pages

Item 4.  Purpose of Transaction.

On November 7, 2022 (the “Effective Date”), ALR Technologies SG Ltd. (the “Company”) completed a merger in accordance with an Agreement and Plan of Merger and Reorganization dated May 17, 2022 (the “Merger Agreement”), by and among the Company, its wholly-owned subsidiary, ALRT Delaware, Inc., a Delaware corporation (“ALR Delaware”) and , ALR Technologies Inc., a Nevada corporation (“ALR Nevada”), pursuant to which ALR Delaware merged with and into ALR Nevada (the “Redomicile Merger”), with ALR Nevada continuing as the surviving entity and a wholly-owned subsidiary of the Company. At the effective time of the Redomicile Merger, each outstanding share of ALR Nevada’s common stock, par value $0.001 per share (the “Common Stock”) was converted into the right to receive one ordinary share of the Company (“ALR Singapore Ordinary Shares”), and each option or warrant to purchase shares of Common Stock of ALR Nevada was converted into an option or warrant to subscribe for an equivalent number of ALR Singapore Ordinary Shares at an equivalent exercise price.

In consequence of the Redomicile Merger, on the Effective Date, the Reporting Person’s (i) shares of Common Stock converted into the right to receive an equal number of ALR Singapore Ordinary Shares, and (ii) options to purchase shares of the Common Stock converted into an equal number of options to subscribe for an equivalent number of ALR Singapore Ordinary Shares at an equivalent exercise price, and such shares of Common Stock and options or warrants to purchase Common Stock were canceled, retired and ceased to exist.

Item 5.  Interest in Securities of the Issuer.

As a result of the Redomicle Merger, the Reporting Person will own the right to 189,845,000 ALR Singapore Ordinary Shares which will be issued as part of the closing procedures to the Redomicle Merger.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Immediately prior to the Redomicle Merger the Reporting Person held the following options to acquire shares of common stock of ALR Nevada pursuant to contracts between ALR Nevada and the Reporting Person:

1. the Option to acquire 3,758,334,200 shares of common stock at an exercise price of $0.002 per share until April 12, 2024;
2. the Option to acquire 466,666,800 shares of common stock at an exercise price of $0.002 per share until April 12, 2024;
3. the Option to acquire 120,000,000 shares of common stock at an exercise price of $0.015 per share until December 11, 2024; and
4. the Option to acquire 115,500,000 shares of common stock at an exercise price of $0.05 per share until December 31, 2026.

Accordingly, on November 7, 2022, the options to purchase shares of ALR Nevada held by the Reporting Person were converted into an equal number of warrants to subscribe for ALR Singapore Ordinary Shares at the same exercise price.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

Exhibit Description

99.1       Merger Agreement

CUSIP No. Y1001J108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Sidney Chan Insert Name

November 14, 2022 Insert Date